UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-31659

CUSIP NUMBER 66987M604

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Novatel Wireless, Inc.
Full name of registrant

N/A
Former name if applicable

9645 Scranton Road
Address of Principal Executive Office (Street and Number)

San Diego, California 92121
City, State and Zip Code

PART II

RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Novatel Wireless, Inc. (the “Company”) has filed its Annual Report on Form 10-K for the year ended December 31, 2007 (the “10-K”) today, March 3, 2008, concurrently with this Form 12b-25.

The Company became a “large accelerated filer” for the first time in 2007, which accelerated the due date for the filing of its 10-K. Although the Company worked diligently, it was unable to finalize its review of the Company’s financial statements in sufficient time for the Company to file the 10-K by the prescribed due date without unreasonable effort and expense. The Company has filed this Form 12b-25 for an extension in connection with its filing of the 10-K today, March 3, 2008, the next business day following the due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Leddon	(858)	320-8800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that its net income for the fiscal year ended December 31, 2007 was $38.8 million, or $1.21 per diluted share, compared to net income of $443,000, or $0.01 per diluted share, for the fiscal year ended December 31, 2006. A narrative and quantitative analysis of this anticipated change is furnished herein by incorporating by reference the discussion of our net income for the fiscal year ended December 31, 2007 contained in our annual report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2008.

Novatel Wireless, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 2, 2008	By:	/s/ Kenneth Leddon
Kenneth Leddon
Senior Vice President and Chief Financial Officer